EX-99.B-77G

                             W&R TARGET FUNDS, INC.

SUB-ITEM 77G(a):    Defaults and arrears on senior securities

1.   Reliance Group Holdings, Inc.

     W&R Target Funds, Inc. - Bond Portfolio

     $250,000 9.00% Senior Notes due 11/15/00
     CUSIP 759464AG5
     This is a monetary default of interest as well as maturity, with a default date of December 15, 2000.
     Amount of default per $1,000 face amount is $1,056
     Total amount of default is $264,062

2.   Big V Supermarkets Inc.

     W&R Target Funds, Inc. - High Income Portfolio

     $500,000  11.00% Senior Subordinated Notes due 2/15/04
     CUSIP 089698AB0
     This is not a monetary default but a bankrupt issue with a bankruptcy date of November 22, 2000.
     Amount of expected default per $1,000 face amount is $41
     Total amount of expected default is $20,625
     It is anticipated that this issue will default on the payment scheduled for 2/15/01.